(d)(10)(ii)

AMENDED SCHEDULE B

COMPENSATION FOR SERVICES TO SERIES

For services provided by T. Rowe Price Associates, Inc. on behalf of the following Series of ING Mutual Funds, pursuant to the Sub-Advisory Agreement dated May 7, 2013, the Manager will pay the Sub-Adviser a fee, computed daily1 and payable no later than the tenth (10th) business day immediately following the end of each calendar month, based on the average daily net assets of the Series at the following annual rates:

SERIES[2]	RATE (as a percentage of aggregated average
daily net assets)
ING Multi-Manager International Equity Fund (formerly, ING International Growth Fund) [3]	Assets up to $250 million: 0.65% on the first $50 million 0.50% on the next $200 million When assets exceed $250 million, the fee schedule resets as indicated below: 0.45% on all assets[4]

1 The sub-advisory fees for ING Multi-Manager International Equity Fund will be calculated on a monthly basis based on the average daily net assets for the month. The transitional credit for ING Multi-Manager International Equity Fund will be calculated on a monthly basis based on the net assets on each day that the day’s net assets fall within the transitional credit range on that day.

2 The fees payable under this Sub-Advisory Agreement are subject to a group fee waiver. For purposes of this fee waiver, the assets of the Series will be aggregated with those of ING T. Rowe Price Capital Appreciation Portfolio, ING T. Rowe Price Equity Income Portfolio, and ING T. Rowe Price International Stock Portfolio (the “IIT Portfolios”), each a series of ING Investors Trust, and with those of ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING T. Rowe Price Growth Equity Portfolio (the “IPI Portfolios”), each a series of ING Partners, Inc. that are managed by an affiliate of the Manager and sub-advised by the Sub-Adviser. Pursuant to the terms of a letter agreement between the Manager and the Sub-Adviser dated December 5, 2001, as amended, the fee waiver will be calculated based on the aggregate assets of the Series, the IIT Portfolios, and the IPI Portfolios as indicated below and will be applied to any fees payable by a Series. Notwithstanding the reference to the fee waiver in this Schedule B, the terms of the letter agreement shall govern the fee waiver.

•	Aggregate assets between $750 million and $1.5 billion = 5% discount
•	Aggregate assets between $1.5 billion and $3.0 billion = 7.5% discount
•	Aggregate assets greater than $3.0 billion = 10% discount

3 The sub-advisory fee for ING Multi-Manager International Equity Fund is based on the aggregated assets of ING T. Rowe Price International Stock Portfolio, a series of ING Investors Trust, and the investment sleeve of ING Multi-Manager International Equity Fund that is sub-advised by T. Rowe Price Associates, Inc.

4 When assets are below $250 million, the breakpoints will reset to the asset weighted value of 0.65% on the first $50 million and 0.50% on the next $200 million. When assets exceed $250 million, up to $1 billion, the breakpoints will reset to the asset weighted value of 0.45% on all assets.

When assets exceed $1 billion, the fee schedule resets as indicated below: 0.425% on all assets[4]

Concurrently with payment of the sub-advisory fee, the Manager or its agent will provide the Sub-Adviser with a worksheet or such information reasonably necessary to support the calculation of the fees due to it hereunder.

With respect to ING Multi-Manager International Equity Fund:

For ING Multi-Manager International Equity Fund (the “Multi-Manager International Equity Fund”), the Sub-Adviser will provide the Manager transitional credits to eliminate any discontinuity between the tiered fee schedule and the flat 0.45% fee schedule once assets reach $250 million, and to eliminate any discontinuity between the flat 0.45% fee schedule and flat 0.425% fee schedule once assets reach $1 billion. The credits will apply at asset levels between approximately $210 million and $250 million, and at asset levels between approximately $944 million and $1 billion.

To accommodate circumstances where the Multi-Manager International Equity Fund’s assets fall beneath $250 million and to prevent a decline in the Multi-Manager International Equity Fund’s assets from causing an increase in the absolute dollar fee, the Sub-Adviser will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule. This credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $250 million, when the flat fee would be triggered, or (b) fall below a threshold of approximately $210 million, where the tiered fee schedule would be fully re-applied.

The credit is determined by prorating the difference between the tiered fee schedule and the flat 0.45% fee schedule over the difference between $250 million and the current portfolio size for billing purposes. The credit will approach $200,000 annually when the Multi-Manager International Equity Fund assets are close to $250 million and fall to zero at approximately $210 million.

As the Multi-Manager International Equity Fund’s assets approach $250 million, the transitional credit is determined as follows:

Current Fund Size for Billing Purposes - $210,000,000	X $200,000
$40,000,000

To accommodate circumstances where the Multi-Manager International Equity Fund’s assets fall beneath $1 billion and to prevent a decline in the Multi-Manager International Equity Fund’s assets from causing an increase in the absolute dollar fee, the Sub-Adviser will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule. This credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $1 billion, when the flat fee would be triggered, or (b) fall below a threshold of approximately $944 million, where the tiered fee schedule would be fully re-applied.

The credit is determined by prorating the difference between the flat 0.45% fee schedule and the flat 0.425% fee schedule over the difference between $1 billion and the current portfolio size for billing purposes. The credit will approach $250,000 annually when the Multi-Manager International Equity Fund’s assets are close to $1 billion and fall to zero at approximately $944 million.

As the Multi-Manager International Equity Fund’s assets approach $1 billion, the transitional credit is determined as follows:

Current Portfolio Size for Billing Purposes - $944,444,444	X $250,000
$55,555,555